Contact

www.linkedin.com/in/bill-
macdonald-7a832913 (LinkedIn)
www.akiva.ai (Company)
www.akiva.ai (Personal)

Bill Macdonald

President, Director and Co-founder at Akiva Systems Inc.
Vancouver, British Columbia, Canada

Experience

Akiva Systems Inc.
President and Director at Akiva Systems Inc.
December 2019 - Present (5 years)
Santa Monica, California, United States

Akiva Systems/Akiva Metaverse is an educational technology company using its metaverse to deliver therapy and education to neurodivergent children. The project has developed therapy and educational modules for kids with ASD/neurodivergent needs on a virtual reality platform. So with our custom educational modules, we have and are continuing to develop programming that spans from key early intervention in areas such as speech therapy and behaviour, through traditional curriculum, to social/emotional learning. The artificial intelligence that is an aspect of the modules will grow with the child and adapt to their needs as their results are uploaded to our cloud and analyzed. With this we can demonstrate evidence based learning and progress. We are not reinventing established ABA therapy, but are instead democratizing access to it in a more efficient, effective and consistent platform, regardless of a family's economic or geographic circumstances.

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